JACKSON REAL ASSETS FUND 486BPOS

Ex. 99.25(2)(l

1 Corporate Way

Lansing, MI 48951

517/381-5500

July 16, 2026

Board of Trustees Jackson Real Assets Fund
1 Corporate Way
Lansing, Michigan 48951

Dear Ladies and Gentlemen:

I have acted as counsel to Jackson Real Assets Fund, a Massachusetts business trust (the “Fund”), in connection with the Fund’s Registration Statement on Form N-2 as filed with the Securities and Exchange Commission, and this this Post Effective Amendment No. 4 under the Securities Act of 1933 (File No. 333-276061) and Amendment No. 6 under the Investment Company Act of 1940 (File No. 811-23920) (the “Registration Statement”), with respect to certain of its common shares of beneficial interest (the “Common Shares”).

I have examined the Fund’s Declaration of Trust, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts (the “Declaration of Trust”), and the Fund’s Bylaws, and I am familiar with the actions taken by the Fund in connection with the issuance and sale of the Common Shares. I have also examined such other documents and records as I have deemed necessary for the purposes of this opinion.

Based upon the foregoing, I am of the opinion that:

1.       The Fund is a duly organized and validly existing unincorporated voluntary association with transferable shares under and by virtue of the laws of The Commonwealth of Massachusetts.

2.       The Common Shares have been duly authorized and, when issued and paid for in accordance with the Distribution Agreement, will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Fund.

The Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Fund or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of being a shareholder is limited to circumstances in which the Fund itself would be unable to meet its obligations.

You may use this opinion letter, or a copy thereof, as an exhibit to the Registration.

If you have any questions concerning this filing, please contact me at (517) 574-2089.

Very truly yours,
/s/ Emily J. Bennett Emily J. Bennett
Vice President & Assistant Secretary